UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                                    --------
                        International Textile Group, Inc.
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                                (Name of Issuer)
                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    46048V108
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                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 20, 2006
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 46048V108
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   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
          Mellon HBV Alternative Strategies LLC
          I.R.S. No.:  13-4050836
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
            (a) [ ]   (b) [ ]
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS (see instructions)
          OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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   7      SOLE VOTING POWER
          358,606
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   8      SHARED VOTING POWER
          0
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   9      SOLE DISPOSITIVE POWER
          358,606
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   10     SHARED DISPOSITIVE POWER
          0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
          358,606
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (see Instructions)                   [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%*
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   14     TYPE OF REPORTING PERSON (see Instructions)
          IA
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*approximately 2.1% according to a recent SEC filing by ITG.

     Introduction:

     The Reporting Person beneficially owns, for investment purposes, approximately 2.1% of the Common Stock of International Textile Group, Inc., a Delaware corporation (f/k/a Safety Components International, Inc.) (the "Company"). The Reporting person no longer beneficially owns more than 5% of the Issuer's securities as a result of the merger (the "Merger") of ITG Holdings, Inc., (f/k/a International Textile Group, Inc.) with a wholly-owned subsidiary of Safety Components International Inc., on October 20, 2006, based on pro forma figures as reported in Exhibit 99.2 of the Issuer's 8-K, filed October 26, 2006.

     Inasmuch as the Reporting Person is no longer the beneficial owner of more than five percent of the number of shares outstanding, the Reporting Persons has no further reporting obligation under Section 13(d) of the Securities and Exchange Commission and the rules promulgated thereunder.

Item 1.  Security and Issuer

     Security: Common Stock, $0.01 par value per share ("Common Stock").

     Issuer's Name and Address: International Textile Group, Inc., 804 Green Valley Road, Suite 300, Greensboro, North Carolina 27408.

Item 2.  Identity and Background

     (a)  Mellon  HBV  Alternative Strategies  LLC (the  "Reporting Person").

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, 54th Floor, New York, NY 10166-3399.

Item 5.  Interest in Securities of the Issuer

     (a) As of October 20, 2006 the Reporting Person beneficially owned in the aggregate 358,606 shares of the Company's Common Stock (the "Shares"), representing approximately 2.1% of the outstanding Common Stock (based on the number of shares outstanding as of October 20, 2006 as reported in the Company's Form 8-K, filed October 26, 2006.

     (e) The date on which the Reporting Person ceased to be a beneficial owner of more than 5% of the securities of the Issuer was October 20, 2006.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2006

         MELLON HBV ALTERNATIVE STRATEGIES LLC


                  By: /s/ William F. Harley III
                  --------------------------------
                  William F. Harley III
                  Chief Investment Officer